U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

February 27, 2023

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LivaNova PLC has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the period ended December 31, 2022, which was filed with the Securities and Exchange Commission on February 27, 2023. The disclosure can be found within Part I, Item 1. Business in the Annual Report on Form 10-K.

Respectfully submitted,

LivaNova PLC

By:	/s/ DAMIEN MCDONALD
Damien McDonald
Chief Executive Officer

By:	/s/ ALEX SHVARTSBURG
Alex Shvartsburg
Chief Financial Officer